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1(415) 856-7007

davidhearth@paulhastings.com

August 21, 2023

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

Attn: Mr. Aaron Brodsky

Re:	Litman Gregory Funds Trust (File Nos.: 333-10015 and 811-07763)

Ladies and Gentleman:

On behalf of the above-named registrant (the “Registrant”), we provide the responses set forth below to the comments given orally by Mr. Aaron Brodsky of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 21, 2023, and on July 31, 2023, with respect to the Registrant’s Post-Effective Amendment No. 128 (the “Amendment”), which contained proposed disclosure relating to a new series of the Registrant designated the Polen Capital Global Growth ETF (the “Fund”).

The Staff’s comments are set forth below in bold typeface for your reference. Page references in the text of this response letter correspond to page numbers from the Amendment. Capitalized terms have the same meaning ascribed to them in the Amendment unless otherwise indicated. Revised disclosure intended to address these comments will be included in a further post-effective amendment to be filed several days after this response letter is filed. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure. We have consulted with the Registrant in preparing and submitting this response letter.

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The Registrant’s responses to the Staff’s comments are as follows:

1.	The Staff notes that the fees and expenses for the Fund were not included in the Amendment. Please provide a completed fee and expense table as part of the comment response letter.

Comment accepted. Here is the completed fee and expense table and related example that will be used:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%
Distribution and/or Service (12b-1) Fees[1]	0.00%
Other Expenses[2]	0.00%

Total Annual Fund Operating Expenses	0.85%

[1]	The Fund’s Rule 12b-1 Plan is authorized but inactive, such that no related fees accrue to the Fund.
[2]	“Other Expenses” have been estimated for the current fiscal year. Actual expenses may be different.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year	Three Years
$87	$271

2.

In the section of the prospectus describing the Fund’s principal strategies, please also state that an investment in a company may be made even if it performs poorly under the Sub-Advisor’s ESG factors.

Comment accepted. The Registrant has added disclosure that the Fund may still make an investment even if it fails to satisfy the Sub-Advisor’s ESG factors.

3.

In the section of the prospectus describing the Fund’s principal strategies, please reconcile the statement that the Fund will not concentrate is investments in any one industry with the statement that it may focus its investments in the technology sector.

Comment acknowledged. The Fund’s current disclosure is accurate in this regard. A particular industry that is classified as a separate industry by a third-party reference, such as based on its standard industrial classification or SIC code, or other systems such as the North American Industry Classification System (NAICS) and the Global Industry Classification Standard (GICS), which is used by index providers such as MSCI. In each case, an economic sector is broader than a specific industry, and typically contains various industry groups. For example, the “Information Technology” sector has designated industries within it. Or, by way of further example, the “Healthcare” sector has various separate industries within it. In the case of the Fund, its focus from time to time in the technology sector does not mean that it has invested 25% or more of its assets in any one separate underlying technology industry. The Fund has, however, included a specific principal risk about its investment focus in the technology sector. The Fund’s adviser will monitor its sector focus as it may change from time to time, and update the Fund’s risk factors as appropriate.

4.

Please add to the disclosure provided with respect to Item 9 of Form N-1A (in the Prospectus after the prospectus summary) an explanation, including relevant definitions, of how the Fund’s Sub-Advisor uses ESG factors in selecting the Fund’s investments and the related ESG analysis of those investments.

Comment accepted. The Registrant has added that disclosure accordingly in the section under the heading “Investment Objective and Principal Investment Strategies.”

5.

The last paragraph under “Investment Objective and Principal Investment Strategies” refers to investments in certain assets on a temporary basis for defensive purposes. Please explain why the Fund would invest in only those assets for temporary purposes, and that they would be only temporary investments.

Comment accepted. The Registrant has added to that paragraph an explanation that those assets would be regarded as defensive assets because they are expected to lose less value under adverse market conditions, but that they would be held only temporarily during adverse market conditions.

6.

Under the heading “Prior Performance for Similar Accounts Managed by the Sub-Advisor,” please also state that the prior performance information is net of all fund fees, and that any sales loads have been deducted.

Comment acknowledged. That section of the prospectus already states that the net returns shown for the Sub-Advisor are “net of management fees, trading commissions, and transaction costs and reflect the reinvestment of all income.” The Registrant has revised that disclosure to state that the net composite performance figures also are net of any applicable sales loads. But the Registrant has not adjusted or restated the composite performance figures to deduct other amounts that would be included in the Fund’s expense ratio under other operating expenses because those amounts did not apply to the composite performance results.

7.

Please confirm that the name of the Fund complies with applicable conditions of the Registrant’s manager-of-manager’s exemptive order because the name of the Fund includes the sub-adviser’s name rather than the adviser’s name.

Comment acknowledged. The applicable exemptive order, In the Matter of Masters’ Select Investment Trust et. al. (1940 Act Rel. No. 22706, June 13, 1997), does not contain a condition with respect to the Fund’s name. In addition, the Amendment already contained the disclosure with respect to the proposed adviser and sub-adviser required by that exemptive order on which the Registrant will rely with respect to the Fund.

8.	Please confirm that the proposed sub-adviser has maintained the records required under Advisers Act rule 204-2(a)(16) to support the performance record cited in the prospectus.

Comment accepted. The Registrant hereby confirms that the proposed sub-adviser has maintained the records required to support the cited investment performance.

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Please direct any further comments or questions regarding this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth
PAUL HASTINGS LLP

cc:	iM Global Partner Fund Management, LLC

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